FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                           For the month of June 2003

                               ABBEY NATIONAL plc
                 (Translation of registrant's name into English)

                      Abbey National House, 2 Triton Square
                             London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F....X....   Form 40-F........

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes.......  No...X....

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89/03                                                               25 June 2003


             Board Director Mac Millington to take early retirement

Abbey National announces today that Mac Millington, Customer Operations Director, 52, has decided to take early retirement at some point later this year. Mac will remain with Abbey National until a successor arrives and a smooth transition has been implemented.

Luqman Arnold, Chief Executive of Abbey National, said: "Mac has made an enormous contribution to Abbey National and we will be very sorry to see him go. Mac first discussed his intention to take early retirement with the Chairman at the end of last summer, so I'm very grateful to him for agreeing to put the business before his personal plans and help us to lay the foundations for the successful delivery of our new strategy. His experience has proved invaluable in overcoming the challenges we face in transforming the bank. I would also like to thank him for agreeing to stay on until his successor arrives. He will leave the company with all our best wishes.

"We are announcing Mac's intentions at this point because we have now appointed recruitment consultants to help us identify an internal or external candidate to pick up the reins from him. We don't expect to make an announcement about a successor for several months, during which time the division will move forward at the same pace under Mac's leadership."

Mac Millington said: "I have had more than 28 challenging and successful years at Abbey National. I was lucky enough to be part of Abbey National's transformation from building society to one of the UK's leading banks. I will take away some wonderful memories with me.

"Abbey National has great people and a respected brand. I am fully behind the new strategic direction and I'm glad to have played a part building the foundations of what I'm sure will be a successful future. That said, I am looking forward to enjoying my retirement which I have promised my family and myself for some time now."

Mac joined Abbey National in 1975 and has held a number of senior management positions. He was appointed Head of IT for Abbey National Retail in 1993 and Group IT Director in 1997. Mac was appointed to the board of Abbey National in January 1999 and became Managing Director of Wealth Management and Long Term Savings in 2002. Following Abbey National's organisational restructure in February 2003, Mac was appointed to his present role.

Recently, Mac oversaw the launch of cahoot in 2000 - Abbey National's successful standalone internet bank - and the purchase of Fleming Premier Banking in 2001. In 2002, Mac reorganised Abbey National's life operations and was instrumental in the creation of Abbey National for Intermediaries (ANfI) which has revitalised the company's relationship with the intermediary market.

Ends

Media and Investor Contacts


Jon Burgess         (Head of Investor Relations)       020 7756 4182
Christina Mills     (Head of Media Relations)          020 7756 4212
Matt Young          (Media Relations)                  020 7756 4232

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ABBEY NATIONAL plc


Date:  25 June 2003                         By /s/ Jonathan Burgess
                                               ------------------------
                                               Jonathan Burgess
                                               Head of Investor Relations